Exhibit 6.4

August 13, 2012

Mr. Andrew Brown

Re: Employment with Newsmax Media, Inc.

Dear Andrew:

Newsmax Media, Inc. (the “Company”) is pleased to offer you a position as General Manager of Newsmox Books on the terms set forth in this letter agreement. In this position, you will report to the company’s CEO. This offer is for a full time position, located at the offices of the Company, except as travel to other locations may be necessary to fulfill your responsibilities. We hope your skills, knowledge and experience will be the most valuable assets to our company.

Your compensation will be $3,125.00 semi-monthly, which is equivalent to $75,000 per year. Your first 90 days of employment is considered an introductory period. You will be eligible to participate in the Company’s health, dental, vision, 401(K) and any other applicable benefits on the 1st of the month following your 90-days of employment.

Please note that this letter supersedes all other commitments, either written or verbal, that may have been made to you during the course of the interview process, unless otherwise articulated herein and affirmed within this document.

The offer described above is contingent upon the results of your employment reference, background check, a successful drug screening, and execution of our Confidentiality/Non-Compete Agreement.

This offer is also contingent upon your eligibility to be legally employed in the United States. Please bring with you on your first day of employment documents that will establish your identity and employment eligibility. A list of acceptable documents is included with the I-9.

As an employee of the Company, you will have access to certain confidential information and you may, during the course of your employment, develop certain information or inventions, which will be the property of the Company. We wish to impress upon that we do not wish for you to bring with you any confidential or proprietary material of any former employer or to violate any other obligation to your former employers.

While we look forward to a long and profitable relationship, should you decide to accept our offer, you will be an at-will employee of the Company, which means that the employment relationship can be terminated by either of us for any reason and at any time.

This offer of employment, if not previously accepted by you, will expire on August 24, 2012. If you wish to accept the offer, your start date will be September 10, 2012. Please sign and/or initial in the places provided below indicating your acceptance and return both pages to me within the prescribed time.

Andrew, we are excited and pleased to have you join the Newsmax Team. I am confident that we will have a successful relationship that will be mutually rewarding to both parties. Should you have any questions about this offer, please do not hesitate to contact me.

Sincerely,

/s/ Brian Todd
Brian Todd
Chief Operating Officer

Acknowledged, Accepted and Agreed

/s/ Andrew Brown
Employee

August 13, 2012
Date

Newsmax Media, Inc - Human Resources Department